

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02027880

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 3-4-02
1-16097

March 25, 2002

Laura Ann Smith
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010-3095

Act 1934
Section
Rule 14A-8
Public Availability 3/25/2002

Re: The Men's Wearhouse, Inc.
Incoming letter dated March 4, 2002

Dear Ms. Smith:

This is in response to your letter dated March 4, 2002 concerning the shareholder proposal submitted to The Men's Wearhouse by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Retirement System and the New York City Fire Department Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Retirement System
New York City Fire Department Retirement System
c/o Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095

TELEPHONE: 713/651-5151
FACSIMILE: 713/651-5246

WRITER'S INTERNET ADDRESS:
lasmith@fulbright.com

WRITER'S DIRECT DIAL NUMBER:
713/651-5304

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG

March 4, 2002

Re: The Men's Wearhouse, Inc. - Shareholder Proposal

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

I am writing on behalf of The Men's Wearhouse, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by the office of the Comptroller of New York City as custodian and trustee of the New York City Employee's Retirement System, the New York City Teachers Retirement Systems, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 Annual Meeting of Shareholders. In the alternative, the Company respectfully requests that the Commission instruct the Proponents to amend the Proposal, substantially as requested herein to insure that the Proposal is not false or misleading pursuant to Rule 14a-9.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents letter transmitting the Proposal. A copy of this letter is also being sent to Mr. Patrick Doherty in the Office of the Comptroller of New York City on behalf of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. Background

The Company received the Proposal, which consists of six (6) "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards") purportedly established by some companies, which Standards incorporate the conventions of the United Nations' International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards and (iii) a resolution that reads as follows:

"Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The full text of the Proposal is set forth in the letter from the Proponents attached hereto as Annex A.

Subsequent to the Company's receipt of the Proposal, the undersigned spoke to Mr. Doherty regarding the Company's concerns set forth herein and proposed the changes set forth on Annex B attached hereto. After several attempts, we were unable to obtain Mr. Doherty's response to the proposed changes. Accordingly, the Company is seeking the relief requested herein.

II. Summary

This letter is to inform you that, pursuant to Rule 14a-8(j), the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal contains false and misleading statements about the Company and, therefore, violates Rule 14a-9.

III. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commissions Proxy Rules.

The Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3), which states that a proposal may be omitted if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy statements. The Company believes that the Proposal, as currently drafted, contains false and misleading statements about the Company and, therefore, violates Rule 14a-9. Accordingly, the Company intends to omit the Proposal from its Proxy Materials.

The initial "Whereas" clause states that "Men's Wearhouse, Inc. currently has extensive overseas operations." The second and third "Whereas" clauses then imply that the Company, through such overseas operations, has engaged, or could engage, directly in human rights violations which could lead to "negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value."

However, the Company does not have any overseas operations. Instead, the Company purchases goods from vendors who have overseas operations or the Company engages in a direct sourcing program whereby the Company contracts directly with third parties, some of whom are located in foreign countries, to manufacture certain of the merchandise sold in the Company's stores. Thus, the proposal misstates the Company's current operations and the nature of its presence and involvement overseas. By implying that the Company has direct involvement in overseas operations and the resulting direct control over the maintenance of human rights standards for overseas workers, the Proposal materially misleads the Company's shareholders who would be considering the Proposal.

Further, based on the statement that the company has direct overseas operations, the Proposal implies in the second and third "Whereas" clauses that the Company has engaged in human rights violations through such overseas operations. Again, the Company does not have any such operations through which it could have been engaging in such violations. Therefore, to imply that the Company is or could be a party to any alleged human rights violations, past, present or future, is unwarranted and further misleading to the Company's shareholders and potential investors.

For these reasons, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal from its Proxy Materials.

IV. Alternative Language

Should the Staff disagree with the Company's conclusion that it may properly omit the Proposal in its entirety, the Company would propose in the alternative that the Proponents be required to amend the Proposal as set forth on Annex B attached hereto. Such revisions are intended to correct the false and misleading statements described herein without altering or modifying the intent of the Proposal.

If any member of the Staff has any questions or desires any additional information, please call Michael W. Conlon at (713) 651-5427 or the undersigned at (713) 651-5304.

Thank you for your consideration.

Very truly yours,



Laura Ann Smith

Attachments

cc: Patrick Doherty (On behalf of the Proponents)
Neill P. Davis (TMW)
Kathleen A. Miller (TMW)
Michael W. Conlon (Firm)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

January 4, 2002

Mr. Michael Conlon
Corporate Secretary
Men's Wearhouse, Inc.
C/o 5803 Glenmont
Houston, TX 77081

Dear Mr. Conlon:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement Systems, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank, N.A. certifying the funds' ownership, for over a year, of 164,575 shares of Men's Wearhouse, Inc. common stock, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,



Patrick Doherty

AGH: pd:ma
Enclosure

H:workrights

Received 02/12/2002 15:17 in 02:48 on line [9] for MA02014 Printed 02/12/2002 15:54 * Pg 4/9
Feb-12-02 03:41P 1099-Executive Ofc 713 592 7060 P.04
01/04/02 FRI 13:11 FAX 212 669 4072 COMPTROLLER OFF.

MEN'S WEARHOUSE, INC./ GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Men's Wearhouse, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.



Citibank, N.A.

111 Wall Street
New York, NY 10043

December 26, 2001

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

87,775 shares of **Men's Wearhouse, Inc.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President



Citibank, N.A.

111 Wall Street
New York, NY 10043

December 26, 2001

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

43,550 shares of Men's Wearhouse, Inc.

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President


CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 26, 2001

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

25,075 shares of Men's Wearhouse, Inc.

continuously for more than one year, in the name of Cede and Company.

Sincerely

Michael V. Barbetta
Assistant Vice President



Citibank, N.A.

111 Wall Street
New York, NY 10043

December 26, 2001

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

8,175 shares of Men's Wearhouse, Inc.

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

MEN'S WEARHOUSE, INC./ GLOBAL HUMAN RIGHTS STANDARDS

Whereas, The Men's Wearhouse, Inc. currently purchases goods from vendors who have overseas operations, and

Whereas, The Men's Wearhouse, Inc. currently engages in a direct sourcing program whereby the company contracts directly with third parties, some of whom are located in foreign countries, to manufacture certain of the merchandise sold in the company's stores, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations have led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights overseas, and

Whereas, any alleged violations of human rights in the overseas operations of a company or those third parties with whom a company may do business can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

(1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
(2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
(3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
(4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
(5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

MEN'S WEARHOUSE, INC./ GLOBAL HUMAN RIGHTS STANDARDS

Whereas, The Men's Wearhouse, Inc. currently ~~has extensive~~purchases goods from vendors who have overseas operations, and

Whereas, The Men's Wearhouse, Inc. currently engages in a direct sourcing program whereby the company contracts directly with third parties, some of whom are located in foreign countries, to manufacture certain of the merchandise sold in the company's stores, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations ~~has~~have led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights ~~in U.S. corporate overseas operations~~, and

Whereas, ~~corporate~~any alleged violations of human rights in ~~these~~the overseas operations of a company or those third parties with whom a company may do business can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

(1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
(2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
(3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
(4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
(5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Men's Wearhouse, Inc.
Incoming letter dated March 4, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that The Men's Wearhouse may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must delete the first Whereas clause of the supporting statement. Accordingly, unless the proponents provide The Men's Wearhouse with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if The Men's Wearhouse omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir Devon Gumbs
Special Counsel